Exhibit 99.1

IPA Announces Board Refreshment

IPA appoints Barry A. Springer, Dirk Witters and Chris Buyse to the Board of Directors

VICTORIA, British Columbia--(BUSINESS WIRE)--September 5, 2023--IPA (IMMUNOPRECISE ANTIBODIES LTD.) (the “Company” or “IPA”) (NASDAQ: IPA), an advanced biotherapeutic research and technology company, is pleased to announce that further to its news release dated August 9, 2023, it has appointed, in its search for optimal Board composition, Barry A. Springer, Dirk Witters and Chris Buyse to the Board of Directors of the Company.

APPOINTMENT OF NEW DIRECTORS TO THE BOARD OF DIRECTORS

In surveying the new appointees, Dr. James Kuo, Chair of the Board of IPA, highlighted the following:

“It is a testament to our Board’s reputation for transparency and shareholder engagement, that our search has resulted in the appointment of three individuals. The appointees will add complementary skills to the Board's skill matrix, and underline IPA’s commitment to the optimal Board composition. The appointment of Barry A. Springer, Dirk Witters and Chris Buyse to the Board will bring significant experience and expertise to complement the capabilities of the Board, and drive shareholder value.”

Will McHale, Director at Ingalls & Snyder, LLC, the largest independent shareholder of the Company, commented:

"I appreciate the actions announced today by IPA's Board. The appointment of Messrs. Springer, Witters and Buyse and additional refreshment at the near term Annual General Meeting provides IPA’s Board with experience and expertise required for IPA to take its next steps and maximize value for shareholders."

Barry A. Springer is currently the principal at Springer Bio-Tech Consulting, LLC and was previously the Vice President of Janssen Strategy, Operations and Innovation. Mr. Springer advised biotechnology and pharmaceutical companies providing executive level strategic advice in the areas of biologics and small molecule drug discovery and development, and platform technology development.

Dirk Witters founded Conanti Consult BV in 2019, an advisory boutique, where he, among other things, advises on the execution of acquisitions and capital raising assignments. Prior to that, Mr. Witters also served as an advisor to the founder of New Rhein Healthcare Investors, a private equity investment firm focused on healthcare therapeutics and medical devices. In addition to this more recent capital raising experience, Mr. Witters also spent 20+ years with KBC Group in Corporate and Investment Banking, including eight years as CEO of KBC France.

Chris Buyse is currently a Board member and Chairman of the Audit Committee of Inventiva SA, a dual-listed company on Euronext Paris and Nasdaq and a board member and member of the Audit Committee of Hyloris Pharmaceuticals a company listed on Euronext Brussels. Mr. Buyse has extensive experience in capital raising endeavours having co-founded FUND+ NV/SA, a private fund, investing in companies in the life sciences sector with a European focus, where he is currently a board member. He was also previously the CFO at ThromboGenics, a biopharmaceutical company listed on the Euronext Brussels Stock market, where he guided the company through its IPO and four capital raises (the raises totaling an aggregate of €500M).

OTHER GOVERNANCE MATTERS

In addition to the above appointments, the Company wishes to announce that:

  Gregory S. Smith has resigned as a director of the Company, effective immediately. The Company thanks Mr. Smith for his service and wishes him all the best in his future endeavours; and
  None of IPA’s three incumbent non-executive board directors (Dr. James Kuo, Dr. Robert Burke and Lisa Helbling) will stand for re-election at the upcoming Annual General Meeting, to be held no later than early November 2023.

ImmunoPrecise Antibodies Ltd.

ImmunoPrecise Antibodies Ltd. has several subsidiaries in North America and Europe including entities such as Talem Therapeutics LLC, Biostrand BV, ImmunoPrecise Antibodies (Canada) Ltd. and ImmunoPrecise Antibodies (Europe) B.V. (collectively, the “IPA Family”). The IPA Family is a biotherapeutic research and technology group that leverages systems biology, multi-omics modelling and complex artificial intelligence systems to support its proprietary technologies in bioplatform-based antibody discovery. Services include highly specialized, full-continuum therapeutic biologics discovery, development, and out-licensing to support its business partners in their quest to discover and develop novel biologics against the most challenging targets. For further information, visit www.ipatherapeutics.com.

Forward Looking Information

This news release contains forward-looking statements within the meaning of applicable United States securities laws and Canadian securities laws. Forward-looking statements are often identified by the use of words such as “potential”, “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information contained in this news release includes but is not limited to the expected results of the appointment of the three new directors to the Board, and Mr. Smith’s resignation from the Board. In respect of the forward-looking information contained herein, IPA has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks, including, without limitation, the risk that the appointment of the three new directors to the Board and Mr. Smith’s resignation from the Board may not yield desired results, or that the upcoming Annual General Meeting is not held by early November 2023, as well as those risks discussed in the Company’s Annual Information Form dated July 10, 2023 (which may be viewed on the Company’s profile at www.sedarplus.com), and the Company’s Form 40-F, dated July 10, 2023 (which may be viewed on the Company’s profile at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release. The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Contacts

Investors: investors@ipatherapeutics.com